UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12( g ) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-162072

HARRISON, VICKERS & WATERMAN, INC.
(Exact name of registrant as specified in its charter)
208 E. 51st Street, #219 New York, NY 10022 (212) 508-2140
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, Par Value $0.0001
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	.
Rule 12g-4(a)(2)	.
Rule 12h-3(b)(1)(i)	.
Rule 12h-3(b)(1)(ii)	.
Rule 15d-6	X .

Approximate number of holders of record as of the certification or notice date:     11

Pursuant to the requirements of the Securities Exchange Act of 1934, HARRISON, VICKERS & WATERMAN, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 11, 2017	By:	/s/ Conrad Huss
Conrad Huss
Chief Operating Officer